BENEFICIAL SHAREHOLDER ATTENDANCE FORM

TO: QIAGEN N.V.
c/o Equiniti Trust Company, LLC
Attention: Proxy Department
28 Liberty Street, Floor 53
New York, NY 10005

QIAGEN N.V.
Annual General Meeting of Shareholders
June 24, 2026

The undersigned, beneficial holder of _________________ registered shares of QIAGEN N.V. (the "Company"), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 24, 2026 at 9:00 a.m., Amsterdam time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned beneficial shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares beneficially held in his/her/its name as of the close of business (New York time) on Wednesday, May 27, 2026, the record date for the Annual General Meeting.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at ______________________________ this______ day of ____________, 2026.

____
(Signature of beneficial shareholder)

____
(Signature of beneficial shareholder)

____
(Print full name of beneficial shareholder(s))

If the shares are held jointly, each beneficial holder must sign. *Notification must be received no later than 5 p.m. (New York time) on Wednesday, June 17, 2026 at the offices of Equiniti Trust Company, LLC, Attention: Proxy Department, 28 Liberty Street, Floor 53, New York, NY 10005, United States of America.*